Exhibit 99.23

Symantec EE ID:

Re: Assumption of Your VERITAS Stock Option(s) by Symantec Corporation

Dear [Name of Employee]:

As of July 2, 2005 (the “Effective Date”), Symantec Corporation (“Symantec”) completed its acquisition of VERITAS Software Corporation (the “Merger”) pursuant to the Agreement and Plan of Reorganization dated as of December 15, 2004 (the “Merger Agreement”).

Pursuant to the Merger Agreement, your options to purchase shares of VERITAS common stock (each a “VERITAS Option” and specified on the attached notice (the “Notice”)) assumed and converted into options to purchase shares of Symantec Common Stock (each a “Symantec Option”).

Each VERITAS Option that is assumed and converted into a Symantec Option will continue to be governed by the applicable stock option agreement, any amendment(s) thereto entered into by and between you and VERITAS, and the applicable stock option plan (the “Plan(s)”) pursuant to which such VERITAS Option was granted. In consideration of, Symantec’s assumption of the option(s) listed on the attached Notice, all of your rights to purchase shares of VERITAS common stock are terminated and your only rights to purchase Symantec common stock based on any right to purchase VERITAS common stock are through each Symantec Option listed on the attached Notice.

By exercising your Symantec Options, you agree to the following:

(1) you are responsible for any tax or social insurance contribution obligation legally due by you and/or brokerage fees arising out of the purchase and sale of Symantec shares; Symantec does not guarantee any particular favorable tax treatment for the Symantec Options; and

(2) the Plans are voluntary programs governed by applicable law; further, the Plans are a benefit offered by Symantec that is not a part of or a form of employment compensation (whether regular or not) and is outside the scope of any employment contract and labor relationship that you may have with your employer.

You should contact your personal tax advisor to determine the tax and social insurance contribution consequences of your participation in the Plans and the conversion of the VERITAS Options.

If you have any questions, please contact [stock administration contact(s)].

Sincerely,

Symantec Corporation